SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of April, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F  X                Form 40-F
                        -----                       -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                         Yes               No  X
                            -----            -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

The announcement on imposition of a special oil income levy by PRC government authorities, made by China Petroleum & Chemical corporation (the "Registrant") in English on April 3, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    China Petroleum & Chemical Corporation



                                                           By: /s/ Chen Ge
                                                              ------------
                                                             Name: Chen Ge

                                Title: Secretary to the Board of Directors



Date: April 4, 2006

                               [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 0386)

                                  Announcement
-------------------------------------------------------------------------------
The State Council and Ministry of Finance have imposed a special oil income levy on income derived from the sale of locally produced crude oil which exceeds US$40 per barrel.

This announcement is made pursuant to rule 13.09 of the Hong Kong Listing Rules and the Shanghai Listing Rules.
-------------------------------------------------------------------------------

According to the "Decision of the State Council to impose a levy on Special Oil Income" (GuoFa [2006] No. 13) and "Management Rules on the imposition of Special Oil Income" (Cai Qi [2006] No. 72) issued by the State Council and Ministry of Finance, with effect from 26 March 2006, the state will impose a special oil income levy on any income derived from the sale by a oil exploration and production company of locally produced crude oil at a price which exceeds US$40 per barrel. The special oil income levy will have 5 levels and will be calculated and charged according to the progressive ad valorem rates on the excess amounts. The levy will be calculated on a monthly basis and collected on a quarterly basis. The applicable level of the special oil income levy will be determined based on the weighted average crude oil sale price of the oil exploration and production company of a particular month. To enable comparison with the international oil prices, the level of levy will be determined based on US$ per barrel which starts at US$40 per barrel.

Details of the level of the levy are as follows:

Crude oil prices (US$ / barrel)                                   Level of levy
40-45 (inclusive)                                                           20%
45-50 (inclusive)                                                           25%
50-55 (inclusive)                                                           30%
55-60 (inclusive)                                                           35%
Over 60                                                                     40%

The levy will be calculated based on the actual volume and the category of crude oil sold. The exchange rate between US$ and Renminbi will be based on the average of the daily middle-rate published by the People's Bank of China of a particular month.

As the international oil prices, exchange rate of Renminbi and crude oil production of the company fluctuates, the impact on the results of the company as a result of the implementation of the levy cannot be ascertained at this moment. However, the company's expenditure will increase and the results of the company will be adversely affected if the international crude oil price is above US$40 per barrel.

                                                  By Order of the Board
                                         China Petroleum & Chemical Corporation
                                                         Chen Ge
                                           Secretary to the Board of Directors


Beijing, PRC, 3 April 2006

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghon; the non-executive directors of Sinopec Corp. are Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of Sinopec Corp. are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of Sinopec Corp. is Mr. Cao Yaifeng.